SECU[illegible] 06007187 [illegible]SION

[illegible] Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 05743

SEC MAIL RECEIVED APR 03 2006 PROCESSING WASHINGTON

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/04 AND ENDING 11/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUINCY CASS ASSOCIATES, INCORPORATED

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1450
(No. and Street)

Los Angeles, California 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, Certified Public Accountant (818)597-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

5655 Lindero Cyn Rd, Suite 625, Westlake Village, CA 91362
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel H. Ravitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quincy Cass Associates, Incorporated, as of November 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

REBECCA TERRAZAS
Commission # 1629656
Notary Public - California
Los Angeles County
My Comm. Expires Dec 13, 2009

Signature

Chairman & Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE II

QUINCY CASS ASSOCIATES, INCORPORATED
RECONCILIATION OF NET CAPITAL BETWEEN THIS REPORT
AND RESPONDENT'S REPORT PURSUANT TO RULE 17a- 5(d)(4)
NOVEMBER 30, 2005

Net capital, as reported by Company	$661,663
Differences due to-	
Miscellaneous year end audit adjustments	967

Net capital, per Schedule I	$662,630
	=======

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3- 3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii) "Special Account for the Exclusive Benefit of Customers"

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii) "Special Account for the Exclusive Benefit of Customers"